Authorization and Designation
to Sign and File
Section 16 Reporting Forms

 The undersigned, a Director and/or Executive Officer of Ampco-Pittsburgh Corporation, a Pennsylvania corporation (the ?Corporation?), does hereby authorize and designate Rose Hoover to sign and file on his behalf any and all Forms 3, 4 and 5 relating to equity securities of the Corporation pursuant to the requirements of Section 16 of the Securities Exchange Act of 1934 (?Section 16?).  This authorization, unless earlier revoked by the undersigned in writing, shall be valid until the undersigned?s reporting obligations under Section 16 with respect to equity securities of the Corporation shall cease.
 IN WITNESS WHEREOF, the undersigned has executed this Authorization and Designation as of the 6th day of January, 2015.

      __         s/John S. Stanik______________
                      John S. Stanik